Ab
7/2

DD
6/26/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2013
DIVISION OF TRADING & MARKETS

SECURI[barcode] ON

13025604

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** ENDING **12/31/12**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 Patterson Avenue
(No. and Street)

Shrewsbury, NJ 07702
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Famiglietti (732) 530-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGuigan Tombs and Company
(Name – *if individual, state last, first, middle name*)

2399 Highway 34, Building D Manasquan, NJ 08736
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
7/2/13

OATH OR AFFIRMATION

I, **H. John Buckman** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckman, Buckman & Reid, Inc**, as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ANNE M ROSLIN
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Aug. 04, 2016

Signature

Chairman, CEO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan & tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying consolidated statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate as of December 31, 2012 and 2011, and the related consolidated statements of operations, statement of changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate, as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information included on pages 17 and 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

Manasquan, New Jersey
February 20, 2013

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Financial Condition
December 31, 2012 and 2011

ASSETS

	2012	2011
Cash and cash equivalents	$ 63,767	$ 117,893
Deposits with clearing organizations	200,000	200,000
Securities owned - equities, at fair value	230,722	511,374
Receivable from clearing organization	844,788	275,610
Other receivables	-	335,581
Prepaid expenses and other assets	223,554	301,888
Note receivable - stockholder	600,000	600,000
Property and equipment at cost, net of accumulated depreciation of $229,055 in 2012 and $224,878 in 2011	4,241	8,418
	$ 2,167,072	$ 2,350,764

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Accounts payable and accrued expenses	$ 1,119,610	$ 795,513
Marketable equity securities sold short, at fair value	85,953	43,163
Collateralized agreements:		
Subordinated loans	635,000	860,000
Secured demand note - stockholder	600,000	600,000
Total liabilities	2,440,563	2,298,676
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,416 shares in 2012 and 2,408 shares in 2011	298,212	248,212
Additional paid in capital	52,166	52,166
Accumulated deficit	(623,869)	(248,290)
Total stockholders' equity	(273,491)	52,088
	$ 2,167,072	$ 2,350,764

See accompanying notes to consolidated financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commission and concessions	$ 4,400,191	$ 6,676,301
Management and consulting fees	3,881,704	5,381,545
Trading income	2,499,212	1,963,170
Interest and dividends	139,919	163,012
Total revenues	10,921,026	14,184,028
Expenses		
Employee compensation, commissions and benefits	7,385,158	9,536,839
Communications and information services	1,215,660	1,238,503
Clearance charges	1,087,132	1,548,707
Other operating expenses	1,051,378	1,433,419
Occupancy and equipment	552,927	519,347
Interest expense	106,475	126,813
Total expenses	11,398,730	14,401,628
Net loss before (benefit) for income taxes	(477,704)	(217,600)
(Benefit) for income taxes		
Federal	(107,380)	(22,944)
States	5,255	7,892
Total (benefit) for income taxes	(102,125)	(15,052)
Net loss	$ (375,579)	$ (202,548)

See accompanying notes to consolidated financial statements

Buckman, Buckman & Reid, Inc. and Affiliate

Consolidated Statement of Changes in Subordinated Borrowings

For the Years Ended December 31, 2012 and 2011

Subordinated borrowings at December 31, 2010	$ 860,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2011	860,000
Increases	-
Decreases:	
Payments of subordinated loans	(225,000)
Subordinated borrowings at December 31, 2012	$ 635,000

See accompanying notes to consolidated financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2012 and 2011

	Common stock	Additional paid-in capital	Accumulated Deficit	Total
Balance as of December 31, 2010	$ 248,212	$ 52,166	$ (45,742)	$ 254,636
Net loss			(202,548)	(202,548)
Balance as of December 31, 2011	$ 248,212	$ 52,166	$ (248,290)	$ 52,088
Net loss			(375,579)	(375,579)
Issuance of common stock	50,000			50,000
Balance as of December 31, 2012	$ 298,212	$ 52,166	$ (623,869)	$ (273,491)

See accompanying notes to consolidated financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net loss	$ (375,579)	$ (202,548)
Adjustments to reconcile net income to net cash provided/(used) by operating activities		
Depreciation and amortization expense	4,177	10,664
Changes in:		
Securities owned - equities, at fair value	280,652	(184,693)
Receivable from clearing organization	(569,178)	316,809
Other receivables	335,581	(1,928)
Prepaid expenses and other assets	78,334	(128,488)
Accounts payable and accrued expenses	324,097	(174,652)
Marketable equity securities sold short	42,790	13,031
Net cash provided/(used) by operating activities	120,874	(351,805)
Cash flows (used) by financing activities		
Proceeds from issuance of common stock	50,000	-
Payments of subordinated loans	(225,000)	-
Net cash (used) by financing activities	(175,000)	-
Net (decrease) in cash and cash equivalents	(54,126)	(351,805)
Cash and cash equivalents as of beginning of year	117,893	469,698
Cash and cash equivalents as of end of year	$ 63,767	$ 117,893
Cash paid during the year for		
Interest	$ 106,475	$ 126,813
Income taxes	$ 500	$ 339,176

See accompanying notes to consolidated financial statements

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the SEC and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through independent clearing services. Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2004 providing investment advisory services.

Basis of consolidated statements

The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. The financial statements have been consolidated under the requirements of FASB ASC 810. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1 - Summary of significant accounting policies (cont'd)

Concentration of credit risk (cont'd)

The Company maintains its cash balances with quality financial institutions. The balances are invested in non-interest bearing accounts and are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution. Effective December 31, 2010 through December 31, 2012, all non-interest bearing accounts are fully insured regardless of the balance in the account at all FDIC insured institutions.

Securities owned - equities

Marketable equity securities are carried at market value as of the last day of the month. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years.

Net capital requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. Under such rule, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2012, the Company had net capital (as defined by Rule 15c3-1) of $583,889, ($726,605 as of December 31, 2011), which was $483,889 greater ($626,605 greater as of December 31, 2011) than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $100,000 or 6 2/3% of aggregate indebtedness of $1,119,610, for the year ended December 31, 2012.

Commissions

Commission revenue is earned on customers' orders and is paid directly by the clearing broker.

Commission revenue and related expenses are recorded as of the settlement date. Settlement of such transactions generally occurs on or before the third business day following the transaction date.

Customer accounts

All customer accounts are carried by a correspondent broker on a fully-disclosed basis.

Note 1 - Summary of significant accounting policies (cont'd)

Income taxes

Deferred income taxes are provided on temporary differences between the financial reporting basis and income tax basis of the Company's assets, liabilities and operating loss and tax credit carryforwards using the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Uncertain tax positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholder will not be subject to additional tax, penalties and interest as a result of such challenge.

Subsequent events

FASB ASC 855 requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company's adoption of this standard was applied prospectively. The Company evaluated subsequent events through the report date on February 20, 2013, there is no disclosure necessary except as disclosed in Notes 12 and 13.

Note 2 - Deposits with clearing organizations

The Company is required to maintain a $100,000 good-faith deposit with each of two clearing organizations as long as the respective clearing agreements remain in effect with each firm. In October of 2008, the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc (Ridge). During 2010, Ridge was acquired by Penson Financial Services, Inc. At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other sixty days written notification of intent to terminate. In October

Note 2 - Deposits with clearing organizations (cont'd)

of 2009, the Company entered into a five year agreement with RBC Correspondent Services (RBC). At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other ninety days written notification of intent to terminate.

On September 25, 2012, the Company amended its agreement with RBC. The amendment accelerated the timing of a credit due to the Company in the amount of $150,000. On October 1, 2012, this credit was applied to the subordinated debt owed RBC by the Company, reducing this debt from $500,000 to $350,000. The September 25, 2012 amendment also specified the payment requirements by the Company to liquidate the debt by June 1, 2017, and extended the clearing agreement between the parties for an additional three years.

Note 3 - Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1-Quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Note 3 - Fair value measurement (cont'd)

Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2012 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 230,722	$ -	$ -	$ 230,722

The fair values of investments as of December 31, 2011 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 511,374	$ -	$ -	$ 511,374

Note 4 - Property and equipment

Property and equipment consists of the following as of December 31:

	2012	2011
Furniture and equipment	$ 208,830	$ 208,830
Leasehold improvements	24,466	24,466
	233,296	233,296
Less: accumulated depreciation	(229,055)	(224,878)
	$ 4,241	$ 8,418

For the years ended December 31, 2012 and 2011, depreciation and amortization expense amounted to $4,177 and $10,664, respectively.

Note 5 - Subordinated loans

Subordinated loans consist of the following as of December 31, 2012 and 2011:

	Maturity date	Interest rate	2012	2011
Unsecured subordinated loan agreement with affiliate	07/31/16	10%	$ 25,000	$ 25,000
Unsecured subordinated loan agreement	07/31/16	8%	60,000	60,000
Unsecured subordinated loan agreements	07/31/16	8%	75,000	150,000

Note 5 - Subordinated loans (cont'd)

Unsecured subordinated loan agreement	07/31/16	10%	125,000	125,000
Unsecured subordinated loan agreement	06/01/17	Libor plus 4%	350,000	500,000
			$ 635,000	$ 860,000

Interest expense charged to operations for the years ended December 31, 2012 and 2011 under the subordinated loan agreements amounted to $40,600 in 2012 and $53,254 in 2011.

Note 6 - Related party transactions

For the year ended December 31, 2012, included in accounts payable and accrued expenses are $15,267 of payments due to the stockholders of the Company. For the year ended December 31, 2011, included in other receivables is $265,471 of advances made to the stockholders of the Company. The advances are payable over the normal course of business. During 2012, these advances were paid in full.

Note 7 - Note receivable - stockholder and secured demand note - stockholder

Effective January 30, 2009, the Company entered into a Secured Demand Note Collateral Agreement with one of the Company's stockholders. Under the agreement, the Company may demand up to $600,000 from the stockholder. The stockholder is required to maintain in designated accounts at least $857,143 in securities to collateralize the amount of the note. This agreement expires on January 31, 2014. As of December 31, 2012, the Company had not exercised its option to demand any portion of the $600,000 secured demand note.

Note 8 - Income taxes

The provision/(benefit) for income taxes as determined in accordance with FASB ASC 740 is summarized as follows:

Expense for the year ended December 31, 2012:

	Current	Deferred	Total
Federal	$ (107,380)	$ -	$ (107,380)
States	5,255	-	5,255
	$ (102,125)	$ -	$ (102,125)

Expense for the year ended December 31, 2011:

	Current	Deferred	Total
Federal	$ (22,944)	$ -	$ (22,944)
States	7,892	-	7,892
	$ (15,052)	$ -	$ (15,052)

Note 8 - Income taxes (cont'd)

The components of deferred tax assets at December 31, 2012 are as follows:

	2012
Net operating loss carryforwards	$ 562,000
Less: valuation allowance	(562,000)
	$ -

The Company has available net operating loss carryforwards of approximately $115,000 for federal income tax purposes and $562,000 for state income tax purposes expiring at various times through 2032.

Realization of the deferred tax assets is dependent upon generating sufficient future taxable income. Management is of the opinion that it is more likely than not that future taxable income will not be sufficient to realize the above tax assets and have, therefore, provided a full valuation allowance.

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2009. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2008.

Note 9 - Lease commitments

The Company occupies its office facilities and uses certain equipment under various operating leases. Rent expense charged to operations under the aforementioned lease agreements amounted to $383,678 in 2012 and $337,687 in 2011.

The approximate annual minimum rental payment commitments under non-cancelable leases are as follows:

2013	$ 173,000
2014	51,000
	$ 224,000

Note 10 - Litigation

The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

Note 11 - Net capital requirements

The clearing agreement with Penson Financial Services, Inc. requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $250,000. The clearing agreement with RBC requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $100,000. At December 31, 2012 the Company is in compliance with these requirements.

Note 12 - Financing commitment

On December 20, 2012, the Company and an investor entered into an agreement by which the investor committed to make an equity investment of $1,000,000 into the Company. As of January 31, 2012, the Company has received $300,000 per the terms of this agreement. The remaining $700,000 investment is anticipated to be made during the second quarter of 2013.

Note 13 - Subsequent event

The Company has requested from FINRA that its current $600,000 secured demand note from stockholder be reduced to $80,000. The Company has also requested that FINRA approve an additional subordinated loan in the amount of $140,000 from this same stockholder. Management believes that this modification will reduce net capital by approximately $260,000. Management has developed an operating plan based upon the additional capitalization of common stock (discussed in Note 11) and a reduction of operating expenses that they believe will provide a level of net capital during 2013 commensurate with 2012 levels.

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Computation of Net Capital Under Rule 15c3-1
December 31, 2012

Net capital	
Common stock	$ 298,212
Additional paid-in capital	52,166
Retained earnings	(623,869)
Total stockholders' equity qualified for net capital	(273,491)
Add	
Subordinated borrowings allowable in computation of net capital	1,116,869
Total capital and allowable subordinated borrowings	843,378
Deductions and/or charges	
Nonallowable assets	
Prepaid expenses and other assets	227,795
Unsecured debit balances	6,320
Total deductions and/or charges	234,115
Net capital before haircuts on securities positions	609,263
Haircuts on other securities owned	25,189
Other	185
Net capital	583,889
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 483,889
Aggregated indebtedness	$ 1,119,610
Ratio of aggregate indebtedness to net capital	1.92 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of Form X-17A-5 as of December 31, 2012.

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Computation of Net Capital Under Rule 15c3-1
December 31, 2011

Net capital	
Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	(248,290)
Total stockholders' equity qualified for net capital	52,088
Add	
Subordinated borrowings allowable in computation of net capital	1,460,000
Total capital and allowable subordinated borrowings	1,512,088
Deductions and/or charges	
Nonallowable assets	
Other receivable	335,581
Prepaid expenses and other assets	310,306
Unsecured debit balances	7,210
Total deductions and/or charges	653,097
Net capital before haircuts on securities positions	858,991
Haircuts on other securities owned	75,821
Other	56,565
Net capital	726,605
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 626,605
Aggregated indebtedness	$ 795,513
Ratio of aggregate indebtedness to net capital	1.09 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of Form X-17A-5 as of December 31, 2011.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

February 20, 2013

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In planning and performing our audit of the consolidated financial statements of Buckman, Buckman & Reid, Inc. and Affiliate ("the Company"), as of and for the year ended December 31, 2012, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material

inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of Buckman, Buckman & Reid, Inc. and Affiliate, the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Company, P.C.
Certified Public Accountants

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

February 20, 2013

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Buckman, Buckman & Reid, Inc. and Affiliate and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Buckman, Buckman & Reid, Inc. and Affiliate's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Buckman, Buckman & Reid, Inc. and Affiliate's management is responsible for the Buckman, Buckman & Reid, Inc. and Affiliate's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants